Exhibit 99.2

EZchip Sets the Record Straight

FINANCIAL BENEFITS OF VOTING FOR THE TRANSACTION

What does $25.50 per share mean?

+33%
premium over 12-month volume-weighted average closing price prior to transaction announcement

Immediate and Certain Value

Full and Fair Valuation for EZchip Shareholders

+31%
premium over 3-month volume-weighted average closing price prior to transaction announcement

+16%
premium over closing price on September 29, 2015 (last trading day prior to transaction announcement)

BOARD SUPPORT

Unanimously approved by EZchip's Board of Directors

Culmination of a comprehensive process and extensive negotiations by the EZchip Board

Eliminates execution risks for EZchip continuing on a standalone basis

"As the founder of EZchip over 15 years ago and its largest individual shareholder, my interests are aligned with yours. I believe in the merits of this transaction and the value that it creates for EZchip shareholders."

– Eli Fruchter, CEO, EZchip

IMPORTANT FACTS TO CONSIDER ABOUT YOUR INVESTMENT IN EZCHIP

Although there is potential for our NPS-400 and Tile-MX product lines, **THERE ARE CHALLENGES.**

Potential revenue streams from unproven products are always fraught with risk. Potential for future investor disappointment if expectations are not realized

Mellanox deal recognizes NPS/Tile-MX value, following decline in market value for legacy NP products after Cisco's decision to go in-house

The semiconductor industry is a highly competitive market where scale will be a deciding factor between winners and losers

Proposed transaction provides meaningful synergies on a combined basis vs. operating as stand-alone company

The Mellanox transaction provides **CERTAIN VALUE** and **REWARDS SHAREHOLDERS.** This transaction is about joining forces to create a true powerhouse for connectivity and processing, which is extremely important in an industry as competitive as ours.

Vote FOR the Merger Proposal With Mellanox Technologies Ltd.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor:
MacKenzie Partners, Inc. / **1.800.322.2885** (toll-free) / **1.212.929.5500** (call collect) / **proxy@mackenziepartners.com**

Leading Proxy Advisory Firms and Independent Analysts in Favor of Merger Proposal

EZCHIP

ISS and Entropy, leading proxy advisory firms in the US and Israel respectively, recommend a vote FOR the merger proposal, and a vote AGAINST Raging Capital's Director nominees:

ISS

"The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround."

"A vote FOR this proposal is warranted given:

- The reasonable valuation multiples;
- The downside potential in an adverse scenario for sales of NPS-400."

"...it appears that **Raging Capital has hedged its position** in EZchip through acquiring, at USD 25, put options expiring after the AGM. This strategy creates a potential misalignment of interests with EZchip other shareholders who are not protected with similar put options in the case that the merger does not go ahead."

"...support for the election of the two [Raging Capital] candidates is not warranted."

ENTROPY

"...we believe that the alignment of interests of the CEO of the Company, who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip's shareholders."

Jefferies

September 30, 2015

"We agree with management that EZChip would be better positioned within a larger, more diversified company."

Piper Jaffray

September 30, 2015

"...we view the acquisition as a positive and note that Mellanox has a good track record for integrating prior acquisitions."

JMP

September 30, 2015

"We liked the candor in management's reflection on the anticipated loss of Cisco revenues some years out and the steps necessary to potentially fill the gap."

*Permission to use quotations neither sought nor obtained. Emphasis added.

PROTECT YOUR INVESTMENT

Raging Capital's interests are SIGNIFICANTLY DIFFERENT from yours.

Follow the ISS and Entropy Recommendations

Vote FOR the Merger Proposal with Mellanox Technologies Ltd. and FOR ALL of EZchip's Highly Qualified and Experience Director Nominees

VOTE

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor:
MacKenzie Partners, Inc. / **1.800.322.2885** (toll-free) / **1.212.929.5500** (call collect) / **proxy@mackenziepartners.com**

SAFE HARBOR STATEMENT

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip's Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

IMPORTANT ADDITIONAL INFORMATION

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com